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                          [BDO Seidman, LLP Letterhead]

May 1, 2003

Securities and Exchange Commission
450 5th Street NW.
Washington D 20549
Gentlemen:

We have been furnished with a copy of the response to Item 4 of Form 8-K/A for the event that occurred on April 14, 2003, to be filed by our former client, Mego Financial Corp. ("Mego"). We agree with the statements made in response to that Item insofar as they relate to our Firm.

However, we make no comment on the statements about the engagement of L.J. Soldinger Associates, LLC to review the allegations or the selection of Singer Lewak Greenbaum & Goldstein LLP as the Company's new independent auditors.

Very truly yours,

/s/ BDO Seidman, LLP

BDO Seidman, LLP

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